UNITED STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 1-9700

A.	Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN 211 Main Street San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION 211 Main Street San Francisco, CA 94105

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2018 and 2017, have been prepared in accordance with the financial reporting requirements of ERISA.

SchwabPlan®
Retirement Savings
and Investment Plan
EIN: 94-3025021
Plan Number: 002

Financial Statements as of December 31, 2018 and 2017 and for the Year Ended December 31, 2018, Supplemental
Schedule as of December 31, 2018 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	3

Notes to Financial Statements as of December 31, 2018 and 2017 and for the Year Ended December 31, 2018	4 - 9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2018	10

EXHIBIT INDEX	11

SIGNATURE	12

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of SchwabPlan Retirement Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SchwabPlan Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule listed in the Table of Contents as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
San Francisco, California
June 11, 2019
We have served as the auditor of the Plan since 1999.

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SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available For Benefits

December 31,	2018	2017
Assets
Investments — at fair value:
Mutual funds	$2,122,965,309	$2,160,308,199
Self-directed brokerage accounts	767,854,353	786,227,109
Common stock funds of The Charles Schwab Corporation	498,330,001	691,354,391
Cash	139,193,695	133,360,931
Total investments	3,528,343,358	3,771,250,630

Receivables:
Participant notes receivable	57,064,333	53,787,704
Accrued dividends and interest	649,829	485,515
Total receivables	57,714,162	54,273,219
Total assets	3,586,057,520	3,825,523,849

Liabilities
Total liabilities	—	—
Net Assets Available for Benefits	$3,586,057,520	$3,825,523,849

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes In Net Assets Available for Benefits

Year Ended December 31,	2018
Additions to Net Assets Available for Benefits
Investment income:
Net depreciation in fair value of investments	$(378,442,905)
Dividends and interest	88,001,288
Total net investment loss	(290,441,617)

Contributions:
Participants’ salary deferral and rollover	237,377,928
Net employer contributions	104,464,013
Total contributions	341,841,941
Interest income on participant notes receivable	2,520,335
Total additions to Net Assets Available for Benefits	53,920,659

Deductions from Net Assets Available for Benefits
Distributions to participants	(292,079,182)
Administrative expenses	(1,307,806)
Net decrease in Net Assets Available for Benefits	(239,466,329)

Net Assets Available For Benefits
Beginning of year	3,825,523,849
End of year	$3,586,057,520

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

1.     Plan Description

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2018, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a 401(k) salary deferral program sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

401(k) Salary Deferral Program

Eligible employees may participate in the 401(k) salary deferral program upon their hire date. Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($18,500 for 2018). Such contributions may be matched by CSC’s contribution (Basic Match) equal to $250 on the first dollar contributed and 100 percent of salary deferred, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach the age 50 or older before the end of the calendar year to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($6,000 for 2018). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2018. The Basic Match allocation is based on the participant’s salary deferral contribution and eligible compensation.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) after tax contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC’s Roth 401(k) match contributions are made on a pre-tax basis and will be taxable to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC’s performance may also be made. CSC’s Profit Contribution, if any, is made in full or by installments in the subsequent year, at the Board of Director’s discretion. A participant must be an eligible employee on the last workday of the year to receive a Profit Contribution for that Plan year, have compensation not exceeding a dollar amount specified by the Board of Directors, and have completed a minimum number of hours of service (not to exceed 1,000 hours) specified by the Board of Directors. However, if a participant terminates employment during the year due to death, retirement, or disability as defined in the Plan, the participant is eligible to receive the Profit Contribution for that Plan year, if made. The Profit Contribution allocation is based on eligible compensation while an employee during the Plan year, if made. No Profit Contribution was made by CSC in 2018.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, the Basic Match, the Profit Contribution, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be accumulated from the participant’s vested account.

Investment Options

Participants have the option of investing in the index mutual funds according to an investment strategy developed through Schwab Retirement Planner® or on their own. Schwab Retirement Planner integrates independent, third-party advice from Morningstar Investment Management, LLC, and personal factors, such as participants’ current 401(k) plan account balance, savings rate, and expected retirement age to create a personalized investment strategy.

As of December 31, 2018, participants had 19 core investment options, which included mutual funds that cover stocks and bonds, common stock funds of CSC, and a cash account.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

The Plan also offers a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the core investment options. Participants are responsible for paying trading fees and commissions in their PCRAs. PCRA investments are regulated by ERISA and Plan policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable

Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant’s account and bears interest at a rate equal to the prime rate at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting

Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Vesting of the discretionary Profit Contribution is dependent upon the participants’ number of years of service: 1 Year of Service – 0%; 2 Years of Service – 25%; 3 Years of Service – 50%; and 4 Years of Service – 100%. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions

A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including death, disability, or retirement. If a terminated Participant’s vested balance does not exceed $1,000, distribution will only be paid to the Participant in a lump-sum upon termination with no option to postpone payment. For vested amounts of $1,000 or more Participants may elect different distribution options as defined by the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. Once distributed to the participant, the hardship distribution cannot be deposited back into the participant’s account. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. (CS&Co) brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC’s common stock through investment in CSC’s unitized stock funds.

Forfeitures

Participants forfeit any nonvested portion of any discretionary Profit Contribution upon termination of employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. Participants must also forfeit any portion of a Basic Match associated with a salary deferral contribution that is in excess of the IRC 401(k) deferral limit. Forfeitures of any discretionary Profit Contributions or Basic Match arising during the plan year are generally used to reduce the amount of the employer contribution for that year. During 2018, the forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses

The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Termination of the Plan

CSC has the right under the Plan document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants’ account balances will become fully vested and distributed immediately.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from those estimates.

Risks and Uncertainties

The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

The Plan’s investments are generally stated at fair value. Fair value in relation to the Plan is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the CSC. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management’s judgment about the assumptions market participants would use in pricing the security. Where inputs used to measure fair value of a security are from different levels of the hierarchy, the security is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy for the Plan includes three levels based on the objectivity of the inputs as follows:

•	Level 1 inputs are quoted prices in active markets as of the measurement date for identical securities that CSC has the ability to access.

•
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, and inputs other than quoted prices that are observable for the security such as, interest rates, prepayment speeds, credit risk, and illiquidity and/or non-transferability discounts.

•	Level 3 inputs are unobservable inputs for the security, and include situations where there is little, if any, market activity for the security.

Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. The Plan did not adjust any valuations to reflect entity-specific illiquidity or non-transferability at December 31, 2018 or 2017.

CSC’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds, and the money market fund are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. The carrying value of funds held in the

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Charles Schwab Bank (CSB) cash account approximates fair value. Investments held in a PCRA are valued using quoted market prices at year end, when available. When quoted prices do not exist, investments are valued using quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statement of changes in net assets available for benefits.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts. Participant loans are considered delinquent upon becoming 90 days past due as to interest or principal.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have withdrawn from the Plan, but have not yet been paid, were $915,262 and $882,552 at December 31, 2018 and 2017, respectively.

Administrative Expenses

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan record keeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation and online transactions, can result in additional administrative expenses. The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds and other revenue to CS&Co from record keeping and related services are used to offset administrative fees. The remaining administrative fees associated with the Plan are paid by CSC.

3.     Party in Interest Transactions

The party in interest transactions described below are covered by exemptions from the prohibited transaction provisions of ERISA and the IRC. CSC, the Plan Sponsor as defined in ERISA 3(16)(B), provides services to the Plan through its separate but affiliated companies and subsidiaries. CS&Co serves as the Named Fiduciary and Plan Administrator as defined in ERISA 3(16)(A) under the Plan. CS&Co also provides brokerage products and services, including a PCRA. Schwab Retirement Plan Services, Inc. provides recordkeeping and related services to the Plan. CSB provides the Plan with trust and custody services and deposit products, including directed trustee services and a custodial money market demand account. Charles Schwab Investment Management, Inc., provides investment management services to proprietary funds offered as investment options in the Plan.

At December 31, 2018 and 2017, the Plan held 11,913,917 and 13,389,788 shares, respectively, of CSC common stock. The dividend income earned on the CSC common stock held by the Plan was $5,696,215 for the year ended 2018.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

4.     Fair Value Measurements

For a description of the fair value hierarchy and the Plan’s fair value methodologies, see Note 2.

There were no transfers in or out of Levels 1, 2, or 3, for the years ended December 31, 2018 or 2017.

The following tables present the fair value hierarchy for the Plan’s investments measured at fair value:

				Balance at
December 31, 2018	Level 1	Level 2	Level 3	Fair Value
Investments:
Mutual funds	$2,122,965,309	$—	$—	$2,122,965,309
Self-directed brokerage accounts	747,994,839	19,859,514	—	767,854,353
Common stock funds	498,330,001	—	—	498,330,001
CSB Savings cash account	139,193,695	—	—	139,193,695
Total investments at fair value	$3,508,483,844	$19,859,514	$—	$3,528,343,358

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December 31, 2017
Investments:
Mutual funds	$2,160,308,199	$—	$—	$2,160,308,199
Self-directed brokerage accounts	773,799,732	12,427,377	—	786,227,109
Common stock funds	691,354,391	—	—	691,354,391
CSB Savings cash account	133,360,931	—	—	133,360,931
Total investments at fair value	$3,758,823,253	$12,427,377	$—	$3,771,250,630

5.     Tax Status

The Internal Revenue Service (IRS) informed CSC in a favorable determination letter dated October 12, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

6.     Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:
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December 31,	2018	2017
Net assets available for benefits per the financial statements	$3,586,057,520	$3,825,523,849
Amounts allocated to withdrawing participants	(915,262)	(882,552)
Net assets available for benefits per the Form 5500	$3,585,142,258	$3,824,641,297

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2018:
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Benefits paid to participants per the financial statements	$292,079,182

Add: Amounts allocated to withdrawing participants at December 31, 2018	915,262

Less: Amounts allocated to withdrawing participants at December 31, 2017	882,552
Benefits paid to participants per Form 5500	$292,111,892

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2018, but not yet paid as of that date.

7.     Subsequent Events

CSC has evaluated the impact of events that have occurred subsequent to December 31, 2018, through the date the Plan’s financial statements were filed with the SEC. Based on this evaluation, other than as recorded or disclosed within these financial statements and related notes, CSC has determined none of these events were required to be recognized or disclosed.

******

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

(EIN: 94–3025021; PN 002)

FORM 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
December 31, 2018

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(a)	(b)	(c)	(d)	(e)
		Shares or		Current
	Identity of Issue	Par Value	Cost (1)	Value
	Common Stock Funds of The Charles Schwab Corporation:
*	Schwab 401(k) Equity Unit Fund	7,411,062		$310,004,446
*	Schwab ESOP Equity Unit Fund	4,502,855		188,325,555
	Total common stock funds of The Charles Schwab Corporation	11,913,917		498,330,001

	Mutual Funds:
	Vanguard Total Bond Market Index Fund	56,321,498		588,559,655
**	Schwab® S&P 500 Index Fund	5,923,299		226,921,571
	Vanguard Value Index Fund	5,253,114		200,511,362
	Vanguard Growth Index Fund	2,279,596		157,497,284
	Vanguard Small-Cap Value Index Fund	5,320,291		145,722,769
**	Schwab Treasury Inflation Protected Securities Index Fund	11,060,673		117,464,345
**	Schwab Fundamental International Large Company Index Fund	13,649,856		108,106,864
	Vanguard Small-Cap Growth Index Fund	2,342,735		99,331,961
**	Schwab International Index Fund®	5,023,938		88,069,631
	Vanguard Emerging Markets Stock Index Fund	3,585,306		86,585,131
	Vanguard REIT Index Fund	4,307,378		70,468,707
**	Schwab Fundamental US Small Company Index Fund	5,769,093		67,671,458
**	Schwab Fundamental International Small Company Index Fund	5,152,921		57,455,074
**	Schwab Fundamental US Large Company Index Fund	3,495,768		50,863,427
**	Schwab Small-Cap Index Fund®	1,417,740		34,876,396
**	Schwab Fundamental Emerging Markets Large Company Index Fund	2,770,869		22,859,674
	Total mutual funds	133,674,075		2,122,965,309

	Self-directed brokerage accounts			767,854,353

	Cash:
**	CSB cash account			139,193,695

*	Participant Notes Receivable:
	6,262 loans with interest rates ranging from 4.25% to 10.50% maturing through 2022			57,064,333

	Total			$3,585,407,691

(1)	Cost information is not required as investments are participant-directed.
*	A party in interest as defined by ERISA.
**	Managed by a party in interest as defined by ERISA.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Exhibit Index

The following exhibit is filed as part of this Annual Report on Form 11-K.

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:	June 11, 2019	/s/ David Callahan
David Callahan
Senior Vice President –
Human Resources Compensation and Benefits
on behalf of Charles Schwab & Co. Inc.,
the Plan Administrator